Exhibit 99.1

Itau Unibanco Holding S.A. _results 1Q22 1Q22 results to be disclosed soon. Results will be published in the investor relations website on May 9th before trading hours in Brazil and in the United States virtual meeting Virtual Meeting We are going to present our results from the first quarter of 2022, in an interactive meeting, with a Q&A session at the end. May 9 starting at 9h a.m. (EDT) Portuguease and English Check out the speakers @MiltonMaluhy Filho CEO @Alexsandro Broedel CFO @Renato Lulia Jacob IRO & Market Intelligence register now Follow Itaú Unibanco’s latest news on our Investor Relations website Itaú